Exhibit 99.1

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
UNAUDITED CONDENSED INTERIM
CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2009

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES

INDEX TO UNAUDITED CONDENSED INTERIM
CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2009

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(dollars in thousands)

	As of March 31,	As of December 31,
	2009	2008
	(unaudited)

A S S E T S

CURRENT ASSETS
Cash and cash equivalents	$40,315	$34,905
Trade accounts receivable:
Related parties	847	2,379
Others	31,690	43,481
Other receivables	1,230	2,320
Inventories	27,736	38,729
Other current assets	8,481	7,657

Total current assets	110,299	129,471

LONG-TERM INVESTMENTS	28,140	29,499

PROPERTY AND EQUIPMENT, NET	428,781	449,697

INTANGIBLE ASSETS, NET	77,688	81,034

GOODWILL	7,000	7,000

OTHER ASSETS , NET	8,629	8,802

TOTAL ASSETS	$660,537	$705,503

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Current maturities of convertible debentures	$-	$8,330
Short-term bank loan	7,000	7,000
Trade accounts payable	33,058	49,462
Deferred revenue and short-term customers' advances	5,686	6,634
Other current liabilities	28,411	35,202

Total current liabilities	74,155	106,628

LONG-TERM LOANS FROM BANKS (*)	226,465	222,989

DEBENTURES (**)	201,563	208,512

LONG-TERM CUSTOMERS' ADVANCES	11,348	11,138

OTHER LONG-TERM LIABILITIES	45,855	45,959

Total liabilities	559,386	595,226

SHAREHOLDERS' EQUITY	101,151	110,277

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$660,537	$705,503

(*) of which $206,465 and $202,989 at fair value as of March 31, 2009 and December 31, 2008, respectively.

(**) of which $13,906 and $16,825 at fair value as of March 31, 2009 and December 31, 2008, respectively.

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(dollars in thousands, except share data and per share data)

	Three months ended March 31,
	2009	2008
	(unaudited)

REVENUES	$58,059	$57,607

COST OF REVENUES	74,911	68,255

GROSS LOSS	(16,852)	(10,648)

OPERATING COSTS AND EXPENSES

Research and development	4,356	2,976
Marketing, general and administrative	6,735	7,768

	11,091	10,744

OPERATING LOSS	(27,943)	(21,392)

FINANCING EXPENSE, NET	(978)	(7,800)

OTHER EXPENSE, NET	-	(428)

LOSS BEFORE INCOME TAX BENEFIT	(28,921)	(29,620)

INCOME TAX BENEFIT	1,277	-

LOSS FOR THE PERIOD	$(27,644)	$(29,620)

BASIC AND DILUTED LOSS PER ORDINARY SHARE

Loss per share	$(0.17)	$(0.24)

Weighted average number of ordinary
shares outstanding - in thousands	160,026	124,228

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(dollars in thousands)

	Three months ended
	March 31,
	2009	2008
	(unaudited)

CASH FLOWS - OPERATING ACTIVITIES

Loss for the period	$(27,644)	$(29,620)
Adjustments to reconcile loss for the period
to net cash provided by operating activities:
Income and expense items not involving cash flows:
Depreciation and amortization	32,012	35,421
Effect of indexation, translation and fair value measurement on debt	(5,764)	(742)
Other expense, net	-	428
Changes in assets and liabilities:
Trade accounts receivable	13,323	2,792
Other receivables and other current assets	266	1,170
Inventories	10,993	(7,127)
Trade accounts payable	(15,038)	4,201
Deferred revenue and customers' advances	1,052	(2,921)
Other current liabilities	(6,021)	416
Other long-term liabilities	(1,551)	(150)

	1,628	3,868
Decrease in customers' advances, net	(18)	(183)

Net cash provided by operating activities	1,610	3,685

CASH FLOWS - INVESTING ACTIVITIES

Investments in property and equipment	(6,577)	(41,087)
Long-term investments	(369)	-
Investments in other assets and intangible assets	-	(21)

Net cash used in investing activities	(6,946)	(41,108)

CASH FLOWS - FINANCING ACTIVITIES

Proceeds from long-term loans	-	32,000
Proceeds on account of capital notes	20,000	-
Proceeds from issuance of debentures and warrants, net	-	1,440
Repayment of debenture	(8,254)	(8,179)
Debts repayment	(1,000)	-

Net cash provided by financing activities	10,746	25,261

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	5,410	(12,162)
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	34,905	44,536

CASH AND CASH EQUIVALENTS - END OF PERIOD	$40,315	$32,374

NON-CASH ACTIVITIES

Investments in property and equipment	$2,015	$14,351

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid during the period for interest	$5,790	$6,956

Cash paid during the period for income taxes	$-	$4

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2009
(dollars in thousands, except share data and per share data)

NOTE 1	–	GENERAL

A.	Basis for Presentation

(1)	The consolidated financial statements of Tower Semiconductor Ltd. (the “Company”) include the financial statements of the Company and its wholly-owned subsidiaries, which include its marketing and sales subsidiary in the United States and Jazz Technologies, a leading independent wafer foundry focused on Analog-Intensive Mixed –Signal (AIMS) process technologies based in Newport Beach, California.

The Company’s consolidated financial statements include Jazz Technologies results for the three months ended March 31, 2009 and Jazz Technologies balance sheet as of March 31, 2009 and December 31, 2008. The Company’s consolidated financial statements are presented after elimination of inter-company transactions and balances. The unaudited condensed interim consolidated financial statements as of March 31, 2009 of the Company and its subsidiaries should be read in conjunction with the audited consolidated financial statements of the Company as of December 31, 2008 and for the year then ended, including the notes thereto.

In the opinion of management, the interim financial statements include all adjustments necessary for a fair presentation of the financial position and results of operations as of the date and for the interim periods presented. The results of operations for the interim periods are not necessarily indicative of the results to be expected on a full-year basis.

(2)	The interim financial statements are presented in accordance with U.S. generally accepted accounting principles (“US GAAP”).

(3)	Initial Adoption of New Standards

EITF 07-5

In June 2008, the FASB Emerging Issues Task Force reached a consensus on EITF Issue No. 07-5, “Determining Whether an Instrument (or an Embedded Feature) is Indexed to an Entity’s Own Stock. The Consensus was reached on the following three issues:

1. How an entity should evaluate whether an instrument (or embedded feature) is indexed to its own stock.

2. How the currency in which the strike price of an equity-linked financial instrument (or embedded equity-linked feature) is denominated affects the determination of whether the instrument is indexed to an entity’s own stock.

3. How an issuer should account for market-based employee stock option valuation instruments.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2009
(dollars in thousands, except share data and per share data)

NOTE 1	–	GENERAL (cont.)

A.	Basis for Presentation (cont.)

(3)	Initial Adoption of New Standards (cont.)

EITF 07-5 (cont.)

This consensus will affect entities with (1) options or warrants on their own shares (not within the scope of Statement 150), including market-based employee stock option valuation instruments; (2) forward contracts on their own shares, including forward contracts entered into as part of an accelerated share repurchase program; and (3) convertible debt instruments and convertible preferred stock. Also affected are entities that issue equity-linked financial instruments (or financial instruments that contain embedded equity-linked features) with a strike price that is denominated in a foreign currency.

The Company adopted this consensus effective January 1, 2009. The Company identified several instruments that are affected by the consensus all of which were, before the adoption of the consensus, classified in equity and upon the adoption were reclassified from equity to liability. These instruments include warrants and previously bifurcated conversion option, with either anti-dilution feature or with exercise price denominated in NIS. At the date of adoption and in accordance with transition provisions of the consensus, the Company measured those instruments at fair value. The difference between the fair values and the amount previously recorded in equity was recognized as an adjustment to the opening balance of retained earnings.

The effect of the adoption on equity retained earning is as follows:

January 1, 2009

Additional paid in capital	$(14,065)
Retained earnings	12,800

Fair value reclassified to liability	$(1,265)

The effect of the adoption of EITF 07-5 on the Company’s consolidated results of operations and net loss for the three months ended March 31, 2009 was immaterial.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2009
(dollars in thousands, except share data and per share data)

NOTE 1	–	GENERAL (cont.)

A.	Basis for Presentation (cont.)

(3)	Initial Adoption of New Standards (cont.)

FSP APB 14-1

Effective January 1, 2009, the Company adopted FSP No. APB 14-1, Accounting for Convertible Debt Instruments that may be Settled in Cash upon Conversion (Including Partial Cash Settlement). FSP APB No. 14-1 applies to any convertible debt instrument that may be wholly or partially settled in cash and requires the separation of the debt and equity components of cash-settleable convertibles at the date of issuance. The FSP is effective for the convertible debt issued by the Company’s subsidiary (Jazz), for the 8% convertible notes due 2011. The Merger on September 19, 2008, as part of the purchase method, required Jazz to fair value their convertible debt instrument. As a result, a new basis was determined to the convertibles of $108,600, the debt discount was $19,600. Upon adoption of the FSP, the Company evaluated the equity component as of the merger date and determined that it is immaterial. As such, the Company expects no impact on the Company’s consolidated results of operations or financial position resulting from the adoption of this FSP for periods following the merger.

SFAS No. 161

Effective January 1, 2009, the Company adopted SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities” (“SFAS No. 161”). SFAS No. 161 expands disclosures but does not change accounting for derivative instruments and hedging activities. The adoption of SFAS No. 161 did not have any impact on the consolidated results of operations or financial position of the Company.

SFAS No. 160

In December 2007, the FASB issued SFAS No. 160,” Non-controlling Interests in Consolidated Financial Statements” (“SFAS No. 160”). SFAS No. 160 improves the relevance, comparability, and transparency of financial information provided to investors by requiring all entities to report non-controlling (minority) interests in subsidiaries in the same way as equity in the consolidated financial statements. Moreover, SFAS No. 160 eliminates the diversity that currently exists in accounting for transactions between an entity and non-controlling interests by requiring they be treated as equity transactions. SFAS No. 160 is effective as of the start of fiscal years beginning after December 15, 2008. Early adoption is not allowed. Since the Company currently has no minority interest, the adoption of this standard did not have any impact on the consolidated results of operations or financial position of the Company.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2009
(dollars in thousands, except share data and per share data)

NOTE 1	–	GENERAL (cont.)

A.	Basis for Presentation (cont.)

(4)	Recently Issued Accounting Standards

FSP FAS 107-1 and APB 28-1

In April 2009 the FASB issued FASB staff position 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments”. This FSP applies to all financial instruments within the scope of Statement 107 held by publicly traded companies, as defined by Opinion 28 and are effective for interim reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009.

FSP FAS 107-1 and APB 28-1 relates to fair value disclosures for any financial instruments that are not currently reflected on the balance sheet of companies at fair value. Prior to issuing this FSP, fair values for these assets and liabilities were only disclosed once a year. The FSP now requires these disclosures on a quarterly basis, providing qualitative and quantitative information about fair value estimates for all those financial instruments not measured on the balance sheet at fair value. The Company is currently evaluating the additional disclosure requirements of this FSP.

FSP FAS 115-2 and FAS 124-2

In April 2009 the FASB issued FASB staff position 115-2 and 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments” (“OTTI”) for investment in debt securities. This FSP applies to all entities and are effective for interim and annual reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. Earlier adoption for periods ending before March 15, 2009, is not permitted.

Under the FSP, the primary change to the OTTI model for debt securities is the change in focus from an entity’s intent and ability to hold a security until recovery. Instead, an OTTI is triggered if (1) an entity has the intent to sell the security, (2) it is more likely than not that it will be required to sell the security before recovery, or (3) it does not expect to recover the entire amortized cost basis of the security. In addition, the FSP changes the presentation of an OTTI in the income statement if the only reason for recognition is a credit loss (i.e., the entity does not expect to recover its entire amortized cost basis). That is, if the entity has the intent to sell the security or it is more likely than not that it will be required to sell the security, the entire impairment (amortized cost basis over fair value) will be recognized in earnings.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2009
(dollars in thousands, except share data and per share data)

NOTE 1	–	GENERAL (cont.)

A.	Basis for Presentation (cont.)

(4)	Recently Issued Accounting Standards (cont.)

FSP FAS 115-2 and FAS 124-2 (cont.)

However, if the entity does not intend to sell the security and it is not more likely than not that the entity will be required to sell the security, but the security has suffered a credit loss, the impairment charge will be separated into the credit loss component, which is recorded in earnings, and the remainder of the impairment charge, which is recorded in other comprehensive income (OCI). The Company expects no impact on the Company’s consolidated results of operations or financial position resulting from the adoption of this FSP.

FSP FAS 157-4

In April 2009 the FASB issued FASB staff position 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly”. This FSP applies to all assets and liabilities within the scope of accounting pronouncements that require or permit fair value measurements, except as discussed in paragraphs 2 and 3 of statement 157. The FSP is Effective for interim and annual reporting periods ending after June 15, 2009, and shall be applied prospectively.

FSP FAS 157-4 relates to determining fair values when there is no active market or where the price inputs being used represent distressed sales. It reaffirms what Statement 157 states is the objective of fair value measurement – to reflect how much an asset would be sold for in an orderly transaction (as opposed to a distressed or forced transaction) at the date of the financial statements under current market conditions. Specifically, it reaffirms the need to use judgment to ascertain if a formerly active market has become inactive and in determining fair values when markets have become inactive.

FSP FAS 157-4 provides guidance on (1) estimating the fair value of an asset or liability (financial and nonfinancial) when the volume and level of activity for the asset or liability have significantly decreased and (2) identifying transactions that are not orderly.

The Company is currently evaluating the impact that this FSP will have, if at all, on its consolidated financial statements and disclosures.

(5)	Certain amounts in prior years’ financial statements have been reclassified in order to conform to 2009 presentation.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2009
(dollars in thousands, except share data and per share data)

NOTE 1	–	GENERAL (cont.)

B.	(1) Establishment and Operations of Fabrication Facility (“Fab 2”)

In 2001, the Company’s Board of Directors approved the establishment of the Company’s second wafer fabrication facility in Israel (“Fab 2”). In Fab 2, the Company manufactures semiconductor integrated circuits on silicon wafers in geometries of 0.18 to 0.13 micron on 200-millimeter wafers. In connection with the establishment, equipping and financing of Fab 2, the Company entered into several related agreements and other arrangements and completed several public and private financing transactions. The Fab 2 project is a complex undertaking, which entails substantial risks and uncertainties. For additional information, see Notes 12B, 16A and 17F-J to the 2008 audited consolidated financial statements.

(2)	Merger with Jazz Technologies™, Inc.

In September 2008, the Company completed its merger with Jazz Technologies in a stock for stock transaction. Jazz Technologies is the parent company of its wholly-owned subsidiary, Jazz Semiconductor, Inc., an independent semiconductor foundry focused on specialty process technologies for the manufacture of analog intensive mixed-signal semiconductor devices. As a result of this transaction, both Jazz Technologies and Jazz Semiconductor became wholly owned subsidiaries of the Company (Jazz Technologies and Jazz Semiconductor shall collectively be referred to as “Jazz”). Jazz’s process technologies include Analog-Intensive Mixed-Signal (AIMS) process technologies, Analog CMOS, RFCMOS, bipolar and silicon germanium bipolar complementary metal oxide (“SiGe”) Silicon and SiGe BiCMOS, SiGe C-BiCMOS, Power CMOS and High Voltage CMOS. Its customers’analog and mixed-signal semiconductor devices are used in cellular phones, wireless local area networking devices, digital TVs, set-top boxes, gaming devices, switches, routers and broadband modems. See also Note 3 to the 2008 audited consolidated financial statements.

C.	Financing of the Company’s Ongoing Operations

During the past years, the Company has experienced significant recurring losses, negative net cash flows and an increasing accumulated deficit. The Company is working in various ways to mitigate its financial difficulties. Since the second half of 2005, the Company has increased its customer base, mainly in Fab 2, modified its organizational structure to better address its customers and to improve its market positioning, increased its sales activities, improved its quarterly and yearly EBITDA and cash flow from operations, increased its installed capacity level, raised funds and restructured its debt. See details in Notes 12B, 16A(3) and 17F-J to the 2008 audited consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2009
(dollars in thousands, except share data and per share data)

NOTE 1	–	GENERAL (cont.)

C.	Financing of the Company’s Ongoing Operations (cont.)

The current worldwide economic downturn and the prevailing adverse market conditions in the semiconductor industry commenced in 2008 (including global decreased demand, downward price pressure, excess inventory, unutilized capacity and the lack of availability of funding sources), may adversely affect the future financial results and position of the Company, including its ability to continue to support its ongoing operations and growth plans. The Company is working to mitigate the potential effect of this downturn through several measures, which it believes could result in sufficient timely funding to allow it to continue its operations, including completing the execution of the previously announced cost reduction plan, which is targeted at saving approximately $60,000 on an annual run-rate, and exploring alternative sources of funding (such as a possible sale and lease-back of a portion of its real estate assets, sale of other assets and/or intellectual property, licensing, receipt of all or part of pending grants from the Israeli Investment Center and other alternatives for fund raising). There is no assurance that the Company will be able to obtain sufficient funding from these or other sources to allow it to maintain its ongoing activities and operations. See also Notes 12B, 16A(3), 16A(6) and 17 F-J to the 2008 audited consolidated financial statements.

NOTE 2	–	INVENTORIES

Inventories consist of the following:

	March 31,	December 31,
	2009	2008

Raw materials	$9,791	$12,662
Work in process	11,269	13,229
Finished goods	6,676	12,838

	$27,736	$38,729

Work in process and finished goods inventories are presented net of aggregate write downs to net realizable value of $5,752 and $12,488 as of March 31, 2009 and December 31, 2008, respectively.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2009
(dollars in thousands, except share data and per share data)

NOTE 3	–	MERGER WITH JAZZ TECHNOLOGIES

Pro-Forma Financial Information – The following unaudited pro-forma financial information assumes that the merger occurred on January 1, 2008. Such information is presented for illustrative purposes only and is not necessarily indicative of the operating results that would have been achieved if the merger had taken place on the date specified, nor are they indicative of the Company’s future operating results.

Three months ended March 31, 2008

Revenues	$108,437

Loss	(31,680)

Loss per share - basic and diluted	$(0.20)

See additional business and financial information in Note 3 of the 2008 consolidated financial statements.

NOTE 4	–	FAIR VALUE MEASUREMENTS

The Company decided to early adopt the provisions of SFAS No. 157 effective January 1, 2007, concurrent with the adoption of FASB 159 “The Fair Value Option for Financial Assets and Financial Liabilities” (SFAS No. 159). Fair values were determined using the income approach using a present value technique, as follows:

For Loans – the cash flows used in that technique reflect the income stream expected to be used to satisfy the obligation over its economic life. The Company discounted expected cash flows as forecasted each quarter using the appropriate discount rate for the applicable maturity.

—	For Embedded Derivatives - the Company utilized the Black Scholes Merton formula.

—	For Over the Counter derivatives – the Company used the market approach using quotation from dealer markets.

—	For convertible debentures series E – until recently the market approach using quoted market prices was used. Due to recent downturn of the financial markets, including the inactive and depressed market conditions for these debentures in Israel, the Company believes that the market price does not provide evidence of fair value without adjustment. Hence, the market approach was adjusted to take into account other features that have not been captured by the market.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2009
(dollars in thousands, except share data and per share data)

NOTE 4	–	FAIR VALUE MEASUREMENTS (cont.)

Recurring Fair Value Measurements Using the Indicated Inputs:

	March 31, 2009	Quoted prices in active market for identical liability (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)

Convertible debentures series E	$13,906	$-	$-	$13,906
Long-term debt	206,465	-	-	206,465
Derivatives	3,763	-	3,763	-
Warrants and previously bifurcated
conversion option	1,487	1,015	-	472

	$225,621	$1,015	$3,763	$220,843

Liabilities measured on a recurring basis using significant unobservable inputs (Level 3):

	Long-term debt	Convertible debentures series E	Warrants and previously bifurcated conversion option

As of January 1, 2009 - at fair value	$202,989	$16,825	$-
Reclassification of warrants and previously bifurcated conversion option from equity to liability - see Note 1A(3) - Initial Adoption
of New Standards - EITF07-5	-	-	89
Total losses (gains) unrealized in earnings	3,476	(2,919)	383

As of March 31, 2009 - at fair value	$206,465	$13,906	$472

Unrealized losses (gains) in earnings from liabilities held at
period end	$3,476	$(2,919)	$383

Recurring Fair Value Measurements Using the Indicated Inputs:

	December 31, 2008	Quoted prices in active market for identical liability (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)

Convertible debentures series E	$16,825	$-	$-	$16,825
Long-term debt	202,989	-	-	202,989
Derivatives	3,236	-	3,236	-

	$223,050	$-	$3,236	$219,814

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2009
(dollars in thousands, except share data and per share data)

NOTE 4	–	FAIR VALUE MEASUREMENTS (cont.)

Liabilities measured on a recurring basis using significant unobservable inputs (Level 3):

	Long-term debt	Convertible debentures series E	Derivatives

As of January 1, 2008 - at fair value	$365,563	$28,484	$7,313
Total losses (gains) recognized in earnings	2,670	(11,659)	(3,406)
Conversion of Bank loans under the Definitive
Agreements with the Banks and TIC, see Note 12B to the
2008 audited consolidated financial statements	(165,244)	-	-
Reclassification of previously bifurcated conversion
option to shareholders' equity	-	-	(3,907)

As of December 31, 2008 - at fair value	$202,989	$16,825	$-

Unrealized losses (gains)recognized in earnings from liabilities
held at period end	$6,301	$(11,659)	$(3,406)

NOTE 5	–	RECENT DEVELOPMENTS

A.	Definitive Agreements with the Company’s Banks and the Israel Corporation (“TIC”) (September 2008)

As part of the September 2008 definitive agreements with the Company’s Banks and TIC, detailed in Notes 12B and 16A(3) to the 2008 audited consolidated financial statements, TIC invested an additional $20,000 in the Company in January 2009. In consideration, the Company issued TIC equity equivalent capital notes convertible into approximately 77 million of the Company’s ordinary shares. These equity equivalent capital notes have no voting rights, no maturity date, no dividend rights, are not tradable, are not registered, do not carry interest, are not linked to any index and are not redeemable.

B.	2009 Employee Share Incentive Plan

On November 2008, the Company’s Audit Committee and Board of Directors approved the Company’s 2009 Employee Share Incentive Plan to grant, subject to Shareholder’s approval, options or restricted share units (“RSU’s”) to the Company’s employees (including its CEO) and to the employees of the Company’s subsidiaries, which plan was approved by the Company’s shareholders on April 2009.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2009
(dollars in thousands, except share data and per share data)

NOTE 5	–	RECENT DEVELOPMENTS (Cont.)

B.	2009 Employee Share Incentive Plan (cont.)

Up to approximately 28 million options will be designated to the Company’s employees and its subsidiaries’ employees (excluding its CEO), and an additional approximately 28 million options under the Plan will be designated to the Company’s CEO. However, notwithstanding the aforementioned, the amount of available options for grant at any time will be reduced by the aggregate number of outstanding options under previous employee options plans and under the CEO Share Option Plan 2005.

In the event that the Company decides to grant RSU’s under this plan, it may do so at a rate of one RSU for each three options available for grant.

Upon the fulfillment of the vesting conditions of an RSU, such RSU will automatically be converted into an ordinary share of the Company and the employee shall pay the Company its nominal value.

The exercise price of the options will be the closing market price of the Company’s shares on the last market trading day prior to the date of grant, but not lower than the nominal value of the Company’s ordinary share.

Any award of an option or RSU under this plan (an “Award”) will generally vest over a one to four year period according to the applicable vesting schedule and subject to performance conditions which may be included in the Award and upon which the award may be conditioned.

Awards will terminate if they are not exercised within seven years after the date of grant.As of the approval of the financial statements no options or RSU’s were granted under the plan.

C.	Options Granted to Directors

During 2009, under the Company’s Independent Option Plan, 300,000 options were granted to new directors appointed to the Company’s Board of Directors at an average exercise price of $0.2.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF MARCH 31, 2009
(dollars in thousands, except share data and per share data)

NOTE 5	–	RECENT DEVELOPMENTS (Cont.)

D.	Other

During 2008, an International Trade Commission (“ITC”) action was filed by Agere/LSI Corporation (“LSI”), which alleged infringement by 17 corporations of LSI’s patent no. 5227335. Following the initial filing, LSI amended the ITC complaint requesting to add the Company, Jazz and three other corporations as additional respondents. Jazz, the Company and the other three corporations were added as additional respondents in the ITC action in October 2008. The Company and Jazz are assessing the merits of this action and cannot provide an estimate of any possible losses or predict the outcome thereof, which could have a material and adverse effect on the Company and Jazz’s business and financial position. The Company and Jazz intend to vigorously defend the litigation.

In connection with Jazz’s aerospace and defense business, its facility security clearance and trusted foundry status, the Company and Jazz are working with the Defense Security Service of the United States Department of Defense (“DSS”) to develop an appropriate structure to mitigate any concern of foreign ownership, control or influence over the operations of Jazz specifically relating to protection of classified information and prevention of potential unauthorized access thereto. In order to safeguard classified information, it is expected that the DSS will require adoption of a Special Security Agreement (“SSA”). The SSA may include certain security related restrictions, including restrictions on the composition of the board of directors, the separation of certain employees and operations, as well as restrictions on disclosure of classified information to the Company. The provisions contained in the SSA may also limit the projected synergies and other benefits to be realized from the Merger. There is no assurance when, if at all, an SSA will be reached.